Southwest Community Bancorp
Acquisition Overview
February 16, 2006
Filed by Placer Sierra Bancshares
(Commission File Number 000-50652)
Pursuant to Rule 425 under the Securities Act of 1933, as
amended and deemed filed under Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended
Subject Company: Southwest Community Bancorp
(Commission File Number: 000-50545)

Forward Looking Information
Forward Looking Information
This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve inherent risks and uncertainties, including, but not limited to, statements relating to the effect of the merger on the financial performance of Placer Sierra Bancshares (“Placer” or the
“Company”) and Southwest Community Bancorp (“Southwest”). All statements other than statements of historical fact are forward looking statements. The Company cautions readers that a number of important factors could cause actual results to differ materially from those in such forward-looking statements. Risks and uncertainties include, but are not limited to: the possibility that personnel changes will not proceed as planned; growth may be inhibited if Placer cannot attract deposits; revenues are lower than expected;
competitive pressure among depository institutions increases significantly; the cost of additional capital is more than expected;
changes in the interest rate environment reduces interest margins; general economic conditions, either nationally or in the market areas in which the Company does business, are less favorable than expected; changes that may occur in the securities markets; Placer may suffer an interruption of services from third-party service providers that could adversely affect Placer’s business; Placer may not be able to maintain an effective system of internal and disclosure controls; governmental approvals of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; the shareholders of Placer and Southwest may fail to provide the required approvals to consummate the merger; estimated cost savings from the merger cannot be fully realized within the expected time frame; revenues following the mergers are lower than expected; potential or actual litigation relating to Placer, Southwest or the merger occurs; costs or difficulties related to the integration of the businesses of Placer and
Southwest are more than expected; legislation or changes in regulatory requirements adversely affect the businesses in which Placer would be engaged or factors occur which result in a condition to the transaction not being met. Additional factors that could cause
Placer’s or Southwest’s financial results to differ materially from those described in the forward looking statements can be found in
Placer and Southwest’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2004 (under the headings “Factors that
May Affect Future Results and Operations” “Material Risks Affecting the Company and Our Common Stock” for Placer and
Southwest respectively), Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the SEC. Placer undertakes no obligation, and specifically disclaims any obligation, to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made. If any of these uncertainties materializes or any of these assumptions proves incorrect, the Company’s results could differ materially from the
Company’s expectations as set forth in these statements.

Additional Information
Additional Information
This presentation may be deemed to be solicitation material with respect to the proposed acquisition of Southwest and the issuance of shares of common stock by Placer pursuant to the merger. In connection with the proposed transaction, Placer will file a registration statement on Form S-4 with the SEC. The registration statement will contain a joint proxy statement/prospectus to be distributed to the respective shareholders of Placer and Southwest in connection with their vote on the merger. SHAREHOLDERS OF PLACER AND OF SOUTHWEST ARE URGED TO READ THE
REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,
INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION
STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Placer and shareholders of
Southwest. Investors and security holders will be able to obtain the documents free of charge at the SEC's website,
www.sec.gov.
In addition, investors may obtain free copies of the documents filed with the SEC (including the documents incorporated therein by reference) by Placer by contacting Placer’s Corporate Secretary at (916) 554-4750 or by visiting
Placer’s website at http://www.plsb.com or from Southwest by contacting the Paul M. Weil, Vice Chairman, Corporate
Secretary and General Counsel, telephone: (760) 438-1214 or by visiting Southwest’s website at
http://www.swcbank.com.
Placer, Southwest and their respective directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Placer’s directors and executive officers is available in Placer’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 25, 2005, and information regarding Southwest’s directors and executive officers is available in Southwest’s proxy statement for its
2005 annual meeting of shareholders, which was filed with the SEC on March 22, 2005. Additional information regarding the interests of such potential participants (including the addition of two of Southwest Board of Directors’ members, identified above, to the Board of Directors of Placer following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Transaction Summary
Transaction Summary
Expected Closing Date: June 30, 2006
Price per SWCB Share: $38.97
Transaction Value: $175 million
Transaction Structure: 100% Stock
Purchase Accounting: CDI rate of 2.0% on
total deposits
Required Approvals: Regulatory
SWCB Shareholders

5 Transaction Multiples Transaction Multiples Price/LTM Earnings: 21.0 Price/Tangible Book: 356.1% Price/Assets: 26.9%

SWCB Overview
SWCB Overview
9-branch community bank operating in San Diego, Orange and
San Bernardino counties
SBA loan production offices in Illinois, Utah and Virginia
Established remittance business provides growing source of
low-cost deposits
San Diego County’s largest local SBA lender (2000-2005)
50% CAGR for total deposits (2000-2005)
Non-interest bearing deposits comprise 70% of total deposits
37% CAGR for total loans (2000-2005)
Outstanding credit quality
NPLs/Assets were 0.16% at December 31, 2005
Strong profitability
ROAE was 18.8% in 2005
ROAA was 1.50% in 2005

Transaction rationale
Transaction rationale
Expands regional presence in Southern California
Extends footprint into high growth Inland Empire
Extends footprint to San Diego County
Adds low-cost deposit base (0.62% COD in Q4 2005)
SWCB’s 53% loan to deposit ratio provides significant
liquidity to fund lending opportunities in other PLSB
markets
SWCB non-interest expense to be reduced by 42%
From cost savings alone, acquisition will be accretive to
earnings within the first year of combined operations
Projected to meet hurdle rate of 15% ROE in three years

California
The Golden State
Downieville
Nevada City
Grass Valley
Penn Valley
Meadow Vista
Auburn
Cool
Lincoln
Newcastle
Placerville
Roseville
Loomis
Granite Bay
Cameron Park
Rocklin
El Dorado Hills
Orangevale
Folsom
Sacramento
Elk Grove
Plymouth
Galt
Woodbridge
Lockeford
Campbell
Lodi
San Andreas
Fresno
Huntington Park
Glendale
Rancho Cucamonga
San Bernardino
Santa Fe Springs
Downey
Norwalk
Artesia
Fullerton
Anaheim
Orange
Fountain Valley
Temecula
Carlsbad
Escondido
Encinitas
El Cajon
San Diego

PLACER SIERRA BANCSHARES

8 Statewide Franchise Statewide Franchise

Placer Sierra Bancshares
(post acquisition fundamentals)
Placer Sierra Bancshares
(post acquisition fundamentals)
49 9 40 Branches
1.04%
Cost of
Deposits
258.7 49.4 209.3 Equity
1,690.3 314.8 1,375.5 Loans
2,167.0 594.1 1,572.9 Deposits
2,520.3 656.5 1,863.8 Assets
PLSB
consolidated
SWCB PLSB
($ in millions)
0.62% 0.93%

10 Combined Deposit Mix* Combined Deposit Mix* 43.2% 26.1% 18.7% 12.0% Non-Interest Bearing Savings & Money Market Certificates of Deposit NOW accounts *As of December 31, 2005

11 Combined Loan Portfolio* Combined Loan Portfolio* 65.7% 15.7% 1.0% 16.6% 1.0% Commercial RE Residential RE Consumer C&I Leases *As of December 31, 2005

Acquisitions Drive Shareholder Value
Acquisitions Drive Shareholder Value
Return on Average Equity
0.47%
2.25%
6.29%
9.10%
9.55%
12.51%
0%
2%
4%
6%
8%
10%
12%
14%
2000 2001 2002 2003* 2004** 2005
*Excluding gain on sale of branches
**Based on operating earnings, which excludes merger-related costs and losses related to restructuring of acquired investment securities
Bank of Orange
County acquisition –
5/7/04
Bank of Lodi
acquired 12/10/04

Q&A Session